SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2009

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.


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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: July 28, 2009


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                            EZCHIP SEMICONDUCTOR LTD.
                                1 Hatamar Street
                              Yokneam 20692, Israel

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                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                SEPTEMBER 3, 2009

TO THE SHAREHOLDERS OF EZCHIP SEMICONDUCTOR LTD.:

     We cordially invite you to attend the Annual General Meeting of Shareholders of EZchip Semiconductor Ltd. to be held on Thursday, September 3, 2009 at 11:00 A.M. (Israel time), at EZchip's principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel (the telephone number at that address is +972-4-959-6666).

     The following matters are on the agenda for the meeting:

     (1) the reelection of four directors - the terms of four of our current directors will expire at the meeting, and we are proposing to reelect the four directors;

     (2) the reelection of our outside director, Shai Saul - the term of office of Mr. Saul will expire in November 2009, and we are proposing to reelect Mr. Saul for an additional three-year term;

     (3) the approval of the grant of options and restricted share units to our directors; and

     (4) the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2009; when this proposal is raised, you will also be invited to discuss our 2008 consolidated financial statements.

RECORD DATE

     Only shareholders who hold our Ordinary Shares, par value NIS 0.02 per share, at the close of business on August 3, 2009 (the record date) will be entitled to notice of, and to vote at, the meeting and any adjournments thereof.

     According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the Ordinary Shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide us, prior to the meeting, with a certification confirming his ownership of the Ordinary Shares on the record date. Such certification may be obtained at the TASE Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder's request is submitted with respect to a specific securities account.

     All shareholders of record on the record date are cordially invited to attend and vote at the meeting in person or by proxy, pursuant to our Articles of Association. Shareholders may send us standpoint notices no later than August 13, 2009.


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VOTE REQUIRED

     The affirmative vote of the holders of a majority of the voting power represented at the meeting and voting in person or by proxy is required to approve proposals Nos. 1, 2, 3 and 4. In addition, a special majority vote will be required for approval of proposal No. 2. In order to approve proposal No. 2, the affirmative vote of the Ordinary Shares must EITHER include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total shares of non-controlling shareholders voted against proposal No. 2 must not represent more than one percent of our outstanding Ordinary Shares.

REVIEW OF DOCUMENTS

     Enclosed are the proxy statement and a proxy card for the meeting. Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-4-959-6666) until the date of the meeting. Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.ezchip.com/ir-shareholder-mtg.htm.

     Each TASE Member will e-mail, upon request and without charge, a link to the distribution sites, to each shareholder who is not listed in our shareholder register and whose shares are held through the TASE Member, provided that each such shareholder's request is submitted (i) with respect to a specific securities account, and (ii) prior to the record date.

                                             By Order of the Board of Directors,


                                             BENNY HANIGAL
                                             CHAIRMAN OF THE BOARD OF DIRECTORS